200 – 224 4th Avenue South Saskatoon, SK Canada S7K 5M5 Phone: (306)668-7505 Fax: (306)668-7500 Internet: www.clauderesources.com e-mail: clauderesources@clauderesources.com

April 20, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

Attention:     Brian K. Bhandari
                Branch Chief

Dear Sir:

Re:       Claude Resources Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No.  001-31956

Further to your April 12, 2012 correspondence, please be advised that the Company will respond to all of the Commission’s comments by May 4, 2012.

Sincerely,

CLAUDE RESOURCES INC.

/s/  Rick Johnson
Rick Johnson
Chief Financial Officer
Vice President Finance

RJ/mgm